SSYS Q4 2019 Earnings Script

SLIDE 1 & 2: TITLE SLIDES

SPEAKER: Operator

Good day, ladies and gentlemen. Welcome to today’s conference call to discuss Stratasys’ fourth quarter and full year 2019 financial results.

My name is [INSERT], and I’m your operator for today’s call. [INSERT RELEVANT INSTRUCTIONS].

And now, I’d like to hand the call over to Yonah Lloyd, Vice President of Investor Relations for Stratasys. Mr. Lloyd, please go ahead.

SLIDE 3 & 4: FLS & NON-GAAP DISCLOSURE

SPEAKER: Yonah Lloyd

Good morning, everyone, and thank you for joining us to discuss our 2019 fourth quarter and full year financial results. On the call with us today are our new CEO Yoav Zeif, and our CFO, Lilach Payorski.

I remind you that access to today's call, including the prepared slide presentation, is available online at the web address provided in our press release.

In addition, a replay of today's call, including access to the slide presentation, will also be available, and can be accessed through the investor relations section of our website.

Please note that some of the information you will hear during our discussion today will consist of forward-looking statements, including, without limitation, those regarding our expectations as to our future revenue, gross margin, operating expenses, taxes and other future financial performance, and our expectations for our business outlook. All statements that speak to future performance, events, expectations or results are forward-looking statements. Actual results or trends could differ materially from our forecast. For risks that could cause actual results to be materially different from those set forth in forward-looking statements, please refer to the risk factors discussed in Stratasys' annual report on Form 20-F for the 2019 year, which we are filing today with the SEC, as well as our report on Form 6-K and the related press release concerning our earnings for the fourth quarter of 2019, the latter two of which we are furnishing to the SEC today. Stratasys assumes no obligation to update any forward-looking statements or information which speak as of their respective dates.

As in previous quarters, today's call will include GAAP and non-GAAP financial measures. The non-GAAP financial measures should be read in combination with our GAAP metrics to evaluate our performance. Certain non-GAAP to GAAP reconciliations are provided in the table contained in our slide presentation and in today’s press release.

Now I would like to turn the call over to our CEO, Yoav Zeif - Yoav?

SLIDE 5: CEO INTRODUCTION

Thanks, Yonah.

I'll start by expressing my excitement and enthusiasm to be serving as Stratasys’ new CEO at such a pivotal time for the company.

Since joining Stratasys this month I have taken the opportunity to begin an in-depth review of the business and am already impressed by the deep level of knowledge, professionalism, and dedication exhibited at all levels of the organization.

I strongly believe in the solid foundation for growth that has been created at Stratasys, including an innovative and expanding product portfolio, disciplined financial management, and the industry’s leading distribution partners. Last month I had the opportunity to attend our annual global partner event where I met with many of our resellers. We believe that Stratasys has the strongest distribution channel in our industry, and I appreciate their input and their passion for mutual success – together we will have an exciting journey in the coming years.

I would like to thank Elan Jaglom and the board of directors, and the oversight committee of David Reis, Scott Crump, and Dov Ofer, for the exemplary work done under Elan’s leadership to guide the company through the transition period, laying the groundwork and building the infrastructure that will be the basis of our future growth.

In addition, over the last several years the Company has implemented a culture of financial discipline led by Lilach Payorski and her team that has resulted in meeting our profitability targets and maintaining a healthy balance sheet.

Starting in the back half of this year we will introduce our next phase of growth with a notable step-change in our portfolio as we begin to launch a series of new products, including both manufacturing and design prototyping focused solutions. We plan to invest in the success of these new launches by increasing our go-to-market spending this year. We also expect to continue to see the steadily increasing adoption of our manufacturing-focused platforms in our target verticals of automotive, aerospace, and healthcare. Our penetration into industrial manufacturing applications is among the deepest in the industry, and we plan to expand our leadership even further with our new solutions.

Overall, I am extremely optimistic regarding the outlook of the business and believe that there is tremendous potential to drive significant near-term and long-term value for all of our stakeholders.

I want to take the opportunity now, as the new CEO, to emphasize my strong belief that Stratasys will continue to lead the additive manufacturing industry as it moves through what we, and industry analysts, expect to be a period of growth and adoption.

We will continue to build on our key focus areas of design and engineering prototyping, manufacturing, healthcare, and software; and we will work to generate a more effective operating model and to execute with excellence on our go-to-market strategy with the goal of offering the broadest, most innovative product portfolio and unique field-support service organization.

As I continue to learn and familiarize myself with Stratasys, I look forward to meeting our customers, partners, investors and most importantly, our amazing employees worldwide, and to providing further updates to you during the course of the year.

Now, I’d like to turn the call over to our CFO, Lilach Payorski, who will review the details of our financial results. Lilach?

SLIDE 6 & 7: FINANCIAL RESULTS SUMMARY

SPEAKER: Lilach Payorski

Thank you, Yoav, and good morning, everyone.

2019 was a year of market challenges, primarily stemming from ongoing macro conditions. We took a conservative approach and continued to drive efficiencies by remaining committed to operating expense controls to meet our profitability objectives, while continuing to invest in our new product introductions.

Total revenue in the fourth quarter was $160.2 million compared to $177.1 million for the same period last year. On a constant currency basis, total revenue declined 9.3%.

For the full year 2019, total revenue was $636.1 million compared to $663.2 million for 2018, and on a constant currency basis, full year revenue declined 3.1%.

After adjusting for the sale of our divested entities during 2018, on a like-for-like basis total revenue declined 3.2% for the full year, and 2.2% on a constant currency basis.

Regionally, we saw mid-single digit year-over-year growth in our core Americas business for full year 2019, offset by the impact of macro weakness in Europe and Asia.

In the Americas region, we are pleased with the growth we are seeing in our target verticals, as well as the share of new systems that are being sold into manufacturing environments.

GAAP operating loss for the quarter was $3.3 million, compared to an operating loss of $3.8 million for the same period last year.

Non-GAAP operating income for the fourth quarter was $10.2 million, compared to operating income of $12.8 million for the same period last year.

GAAP net loss for the quarter was $2.8 million, or ($0.05) per diluted share, compared to a net income of $6.3 million, or $0.12 per diluted share, for the same period last year.

Non-GAAP net income for the quarter was $10.0 million, or $0.18 per diluted share, compared to Non-GAAP net income of $11.3 million, or $0.21 per diluted share, reported for the same period last year.

For full year 2019, GAAP net loss was $10.8 million, or ($0.20) per diluted share, compared to a loss of $11.0 million, or ($0.22) per diluted share, for fiscal 2018, and non-GAAP net income was $30.5 million, or $0.56 per diluted share, compared to non-GAAP net income of $27.8 million, or $0.52 per diluted share, reported for fiscal 2018.

SLIDE 8: REVENUE

Product revenue in the fourth quarter was $109.0 million, a decrease of 12.5% compared to the same period last year, or 12.1% on a constant currency basis.

For the full year 2019, product revenue was $430.7 million, a decrease of 5.6% compared to 2018. Excluding the divested entities and on constant currency basis, full year product revenue decreased 3.3%.

Within product revenue, consumables revenue for the quarter decreased by 2.9% compared to the same period last year and decreased 2.4% on constant currency basis.

On an annual basis, 2019 consumables revenue decreased 0.5%, and increased 1.7% after adjusting for divestments and constant currency.

Materials for our higher-end platforms, such as Design Realism in PolyJet, and advanced materials in FDM, including Ultem and Antero, grew year-over-year, demonstrating customer adoption of our solutions for high-value applications. We also continue to see materials growth for our F123 platform.

The decrease in the period was driven primarily by regional weakness in Europe and Asia, coupled with some decline in materials associated with our legacy platforms, which we believe will be offset over time by strong growth in materials demand that will come from our new products, as well as from systems that we have placed over the last few years.

System revenue for the quarter decreased 20.6%, compared to the same period last year, with no material change on a constant currency basis. Our systems revenues were negatively impacted primarily by continued macroeconomic weakness in Europe and Asia, as well as declines in certain legacy product lines that we expect will be more than offset by our new product introductions.

For full year 2019, system revenue decreased 10.8%, and 8.3% after adjusting for divestments and constant currency.

Services revenue in the fourth quarter was $51.2 million, a decrease of 2.6% compared to the same period last year, with no material change on a constant currency basis. For the full year 2019, services revenue was $205.3 million, a decrease of 0.7% compared to 2018, and relative flat on a constant currency basis.

Within services revenue, customer support revenue increased by 1.0% compared to the same period last year, with no material change on a constant currency basis. For the full year 2019, customer support revenue increased 1.9% compared to 2018, and 3.1% on a constant currency basis.

SLIDE 9: GROSS MARGIN TRENDS

GAAP gross margin was 49.1 % for the quarter, flat compared to the same period last year.

Non-GAAP gross margin was 52.4% for the quarter, compared to 52.2% for the same period last year.

SLIDE 10: OPERATING EXPENSES & OPERATING INCOME

GAAP operating expenses decreased by 9.8% to $81.9 million for the fourth quarter, as compared to the same period last year. For full year 2019, GAAP operating expenses decreased 2.6% to 325.4 million.

Non-GAAP operating expenses decreased by 7.4% to $73.8 million for the fourth quarter as compared to the same period last year, driven by our focus on efficiency. We remain committed to our long-term strategy and we continue to invest in developing new products that we believe will expand our addressable markets.

For full year 2019, non-GAAP operating expenses decreased 4.0% to $298.7 million reflecting our successful operational discipline and the impact of divestments.

SLIDE 11: BALANCE SHEET SUMMARY & CASH FLOW FROM OPERATIONS

The Company used $3.4 million of cash from operations during the fourth quarter, as compared to $18.7 million of cash generated in the fourth quarter last year, primarily due to proactive steps to increase inventory levels in order to improve fulfillment time and support product demand as well as to prepare for new product launches in 2020.

We ended the fourth quarter with $321.8 million in cash, cash equivalents and short-term deposits, compared to $347.1 million at the end of the third quarter of 2019.

SLIDE 12: FINANCIAL SUMMARY

To recap:

1.	We are pleased with the full year growth we observed in our target verticals in the Americas.
2.	We successfully drove efficiencies through expense control, demonstrated by our stable gross margins and ability to meet profitability objectives while investing in new product introductions.
3.	Our balance sheet remains healthy and we are well positioned for future opportunities

I would now like to turn the call over to our VP of Investor Relations, Yonah Lloyd, who will provide greater details on our 2020 financial guidance. Yonah?

SLIDE 13: REVENUE & EARNINGS GUIDANCE

SPEAKER: Yonah Lloyd

Thank you, Lilach.

We are providing full year guidance for 2020 as follows:

1.	Revenue guidance of $620 million to $680 million.
2.	GAAP net loss of $30 million to $18 million, or ($0.54) to ($0.33) per diluted share.
3.	Non-GAAP net income of $25 million to $34 million, or $0.45 to $0.60 per diluted share.
4.	Non-GAAP operating margins of 5% to 6.5%.
5.	Capital expenditures are projected at $40 million to $60 million.

We are committed to successfully introducing our new products and our guidance reflects increased investments earlier in the year in resources for specific go-to-market initiatives in order to support the planned launches that will begin in the back half of 2020, primarily in Q4.

We believe that this increase in operating expenses will provide the basis for long term growth.

Additionally, our guidance range is larger than we typically provide, due primarily to the ongoing industrial macro-economic issues globally, as well as uncertainty around the potential impact of the Coronavirus. We are in the early stages of understanding if and to what extent we may be temporarily impacted by this and we will provide additional updates later in the year.

Non-GAAP earnings guidance excludes $25 million to $26 million of projected amortization of intangible assets; $26 million to $28 million of share-based compensation expense; reorganization and other expenses of $3 million to $4 million. Non-GAAP guidance includes tax adjustments ranging from $3 million to $4 million on the above non-GAAP items.

The estimated non-GAAP tax rate for 2020 is impacted by the ongoing non-cash valuation allowance on deferred tax assets that we expect to record throughout the year on U.S. losses.

Given the expected ongoing negative impact of not recording a tax benefit on U.S. tax losses on our net income, as well as significant quarter to quarter variability in our non-GAAP tax rate, the Company believes non-GAAP operating income is the best measure of our performance.

Appropriate reconciliations between GAAP and non-GAAP financial measures are provided in a table at the end of our press release and slide presentation, with itemized detail concerning the non-GAAP financial measures.

Operator, please open the call for questions.

SLIDE 14: Q&A

SPEAKER: Yoav

Thank you for joining today’s call. I am thrilled to be joining the Stratasys team and look forward to speaking with all of you again next quarter.

SLIDE 15: FINANCIAL RECONCILIATION TABLES